Trey Fitz-Gerald Work History

Experience

Fan-Owned Club
Co-Founder
2019 - Present

Real Salt Lake
Sr. Dir., Marketing & Communications

Major League Soccer
Sr. Director, Public Relations
March 1997 - October 2004

Colorado Rapids
Account Executive
1996 - 1997